Exhibit 99.1

News Release 2017-01

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Results to Date and Early Settlement Date for Exchange Offer by Intelsat (Luxembourg) S.A. for Certain of Its Notes

Luxembourg, 5 January 2017

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced the results to-date for the private offer to exchange (the “Exchange Offer”) certain outstanding notes issued by Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), as well as the anticipated early settlement date for the Exchange Offer of January 6, 2017.

As detailed in an earlier press release issued by Intelsat S.A. on December 20, 2016, Intelsat Luxembourg is offering to exchange its 6.75% Senior Notes due 2018 (the “2018 Notes”) held by Eligible Holders (as defined below) for newly issued 12.50% Senior Notes due 2024 of Intelsat Luxembourg (the “2024 Notes”), subject to the terms and conditions set forth in the confidential offering memorandum (the “Offering Memorandum”) relating to the Exchange Offer.

According to Global Bondholder Services Corporation, the exchange agent and information agent for the Exchange Offer (the “Information and Exchange Agent”), tenders from holders of approximately $403.3 million, or 80.7%, of the aggregate principal amount of outstanding 2018 Notes were validly received and not validly withdrawn in the Exchange Offer as of 11:59 p.m., New York City time, on January 4, 2017 (the “Early Delivery Time”).

Intelsat Luxembourg expects that all of the 2018 Notes that were validly tendered and not validly withdrawn in the Exchange Offer prior to the Early Delivery Time will be purchased by Intelsat Luxembourg on January 6, 2017 (the “Early Settlement Date”). Intelsat Luxembourg expects that the conditions to the Exchange Offer will be satisfied or waived as of the Early Settlement Date.

Pursuant to its terms, the Exchange Offer will remain open until 11:59 p.m., New York City time, on January 19, 2017, unless extended or earlier terminated by Intelsat Luxembourg (such time, the “Expiration Time”). To the extent any 2018 Notes are accepted for exchange following the Early Delivery Time, the Exchange Offer will be finally settled following the Expiration Time (the “Final Settlement Date”), which is currently expected to be January 20, 2017.

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg  T +352 2784-1600  F +352 2784-1690

R.C.S. Luxembourg B 162135

The withdrawal deadline has passed, and holders of 2018 Notes may no longer withdraw 2018 Notes tendered in the Exchange Offer.

For each $1,000 principal amount of 2018 Notes which were validly tendered at or before the Early Delivery Time and not validly withdrawn and which are accepted for exchange, Eligible Holders of 2018 Notes will receive $1,000 principal amount of 2024 Notes. Eligible Holders whose 2018 Notes are accepted for exchange will also receive a cash payment equal to the accrued and unpaid interest in respect of such 2018 Notes from December 1, 2016, which is the most recent payment date, to, but excluding, the Early Settlement Date.

Subject to applicable law and the terms set forth in the Offering Memorandum, Intelsat Luxembourg reserves the right to waive any and all conditions to the Exchange Offer, in whole or in part, and may do so, subject to applicable law, without reinstating withdrawal rights. In addition, Intelsat Luxembourg expressly reserves the right to extend or terminate the Exchange Offer and to otherwise amend or modify the Exchange Offer in any respect.

The 2024 Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, the 2024 Notes may not be offered, sold, pledged or otherwise transferred in the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. Intelsat Luxembourg does not intend to register the 2024 Notes under the Securities Act or the securities laws of any other jurisdiction. The 2024 Notes are not transferable except in accordance with the restrictions described more fully in the Offering Memorandum.

The Exchange Offer is being made, and the 2024 Notes to be issued pursuant to the Exchange Offer are being offered and issued, only (a) in the United States to holders of 2018 Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (b) in the United States to holders of 2018 Notes not resident in Arkansas who are institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and (c) outside the United States to holders of 2018 Notes who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The holders of 2018 Notes who have certified to Intelsat Luxembourg that they are eligible to participate in the Exchange Offer pursuant to at least one of the foregoing conditions are referred to as “Eligible Holders.” Only Eligible Holders are authorized to receive or review the Offering Memorandum or participate in the Exchange Offer.

The Exchange Offer is being conducted pursuant to the Offering Memorandum, this press release and Intelsat S.A.’s or Intelsat Luxembourg’s other press releases related to the Exchange Offer (collectively, the “Exchange Offer Materials”).

Questions regarding the Exchange Offer may be directed to Intelsat Luxembourg at the following email address: Attn: Investor Relations, Email: investor.relations@intelsat.com.

The complete terms and conditions of the Exchange Offer, as well as the terms of the 2024 Notes, are set forth in the Offering Memorandum. The Offering Memorandum will only be made available to holders who complete an eligibility letter confirming their status as Eligible Holders. Holders of 2018 Notes who wish to receive a copy of the eligibility letter for the Exchange Offer may contact Global Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others). Holders may also obtain and complete an electronic copy of the eligibility letter on the following website maintained by Global Bondholder Services: http://gbsc-usa.com/eligibility/intelsat_luxembourg.

Intelsat Luxembourg is making the Exchange Offer only by, and pursuant to, the terms of the Exchange Offer Materials. None of Intelsat Luxembourg, the Information and Exchange Agent, nor their respective affiliates makes any recommendation as to whether Eligible Holders should tender or refrain from tendering their 2018 Notes. Eligible Holders must make their own decision as to whether or not to tender their 2018 Notes, as well as with respect to the principal amount of the 2018 Notes to tender. The Exchange Offer is not being made to any holders of 2018 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Exchange Offer, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly reports on Form 6-K for the quarters ended June 30, 2016 and September 30, 2016, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Exchange Offer.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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